UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission file number 1-3619

A.	Full title of the Plan and the address of the plan, if different from that of the issuer named below:

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PFIZER INC.
235 EAST 42ND STREET
NEW YORK, NEW YORK 10017

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
DECEMBER 31, 2012 AND 2011

INDEX

		Page

Report of Independent Registered Public Accounting Firm		1

FINANCIAL STATEMENTS
Statements of Net Assets Available for Plan Benefits as of December 31, 2012 and 2011		2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2012 and 2011		3
Notes to Financial Statements		4–16

SUPPLEMENTAL SCHEDULES
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012		17
Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2012		18
Signature		19

EXHIBIT
23.1	-- Consent of Independent Registered Public Accounting Firm	20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Committee
Pfizer Savings Plan for Employees Resident in Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Pfizer Savings Plan for Employees Resident in Puerto Rico (Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for plan benefits for each of the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2012 and Schedule H, Line 4j - Schedule of Reportable Transactions for the Year Ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Memphis, Tennessee
June 26, 2013

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
As of December 31, 2012 and 2011

	December 31,
(in thousands of dollars)	2012	2011

Assets:
Investments, at fair value:
Pfizer Inc. common stock	$54,778	$43,820
Pfizer Inc. preferred stock	2,626	2,497
Common/collective trust funds	93,812	82,796
Mutual funds	51,809	44,791
Fixed income funds	12,385	19,623
Total investments, at fair value	215,410	193,527

Receivables:
Participant contributions	2	-
Company contributions	84	35
Notes receivable from participants	9,802	10,706
Securities sold	27	600
Interest	-	81
Total receivables	9,915	11,422
Total assets	225,325	204,949

Liabilities:
Pending trade purchases	208	267
Investment management fees payable	13	20
Other	21	-
Total liabilities	242	287

Net assets available for plan benefits before adjustment	225,083	204,662

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,083)	(3,216)

Net assets available for plan benefits	$222,000	$201,446

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Years Ended December 31, 2012 and 2011

	Year Ended December 31,
(in thousands of dollars)	2012	2011

Additions/(reductions):
Additions/(reductions) to net assets attributed to:
Investment income:
Net appreciation in investments	$17,454	$7,271
Pfizer Inc. common stock dividends	1,864	1,649
Pfizer Inc. preferred stock dividends	108	125
Interest and dividend income from other investments	3,100	3,232
Total investment income	22,526	12,277
Interest income from notes receivable from participants	443	543
Less: Investment management, redemption and loan fees	(19)	(51)
Net investment and interest income	22,950	12,769

Contributions:
Participant	13,974	13,946
Company	6,660	5,374
Total contributions	20,634	19,320
Total additions, net	43,584	32,089

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	(23,030)	(27,972)

Net increase	20,554	4,117

Net assets available for plan benefits:
Beginning of year	201,446	197,329
End of year	$222,000	$201,446

See accompanying Notes to Financial Statements.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
Notes to Financial Statements
December 31, 2012 and 2011

1.     Description of the Plan

The Pfizer Savings Plan for Employees Resident in Puerto Rico (the Plan), originally adopted in 1990 as the Pfizer Savings and Investment Plan for Employees Resident in Puerto Rico, is a defined contribution retirement savings plan. Participation in the Plan is open to any employee of Pfizer Pharmaceuticals LLC (the Plan Sponsor) or an affiliate which has, with the consent of the Plan Sponsor or Pfizer Inc. (the Parent), adopted the Plan (Participating Employers) and who is included within a group or class designated by the Plan Sponsor as set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and the New Puerto Rico Internal Revenue Code, Act No. 1 of January 31, 2011 (the Puerto Rico Code).

Under the Puerto Rico Code, any qualified plan involving pre-tax contributions of cash or deferred compensation arrangements must comply with one of two nondiscrimination tests. For the years ended December 31, 2012 and 2011, the Plan complied with both tests.

The following is a general description of certain provisions of the Plan. Participants should refer to the Plan document for more complete information.

Plan Administration

The Savings Plan Committee of the Parent monitors and reports on the selection and termination of the trustee, custodian, and investment managers and on the investment activity and performance of the Plan.

Administrative Costs

In general, except for investment management fees, redemption fees and loan fees associated with certain investment fund options, costs and expenses of administering the Plan are paid and absorbed by the Plan or the Plan Sponsor and Participating Employers (collectively, the Company).

Contributions

Participants may elect to make contributions on a before-tax basis or after-tax basis from 1% to 10% in whole percentages of their compensation, as defined in the Plan document. Before-tax contributions are subject to certain restrictions under the Puerto Rico Code. Any contributions, for which the participant does not provide investment direction, are invested in the Plan’s default investment fund option, which is the Target Retirement Trust Fund based on year of birth. For all participants, contributions of up to 3% of compensation are matched 100% by the Company and the next 3% are matched 50% by the Company. Participant contributions in excess of 6% are not matched.

The Company matching formula for participants in the former Pharmacia Puerto Rico Savings Plan was 100% of the first 5% and remained in effect under the Plan through December 31, 2011.

The Company matching formula for participants in the former Wyeth Savings Plan – Puerto Rico was 50% of the first 6% of base pay and remained in effect under the Plan through December 31, 2011.

Plan amendments to the Wyeth Savings Plan – Puerto Rico provided that all active participants and participants on approved leave of absence as of October 16, 2009 became 100% vested in any unvested company matching contributions that had been earned in the Wyeth Savings Plan – Puerto Rico through that date and 100% vesting on all future Company matching contributions. Unvested matching contributions earned by a participant in the Wyeth Savings Plan – Puerto Rico who was not actively employed on October 16, 2009 remain subject to the five year vesting schedule set forth below until the time he or she becomes eligible to participate in the Plan (i.e., upon rehire by the Company).

Effective January 1, 2011, the Plan was amended to include a retirement savings contribution (RSC) for employees hired, rehired or transferred from certain positions on or after January 1, 2011 who are not eligible for the Pfizer Consolidated Pension Plan for Employees Resident in Puerto Rico. On May 8, 2012, the Company announced to employees that as of January 1, 2018, the Company will transition its U.S. and Puerto Rico employees from its defined benefit plans to an enhanced defined contribution savings plan. The RSC provides an additional annual employer-provided contribution based on age and service and is generally subject to three-year cliff vesting. In February 2012, the Company funded the RSC for plan year 2011 in the amount of approximately $35,000. In February 2013, the Company funded the RSC for plan year 2012 in the amount of approximately $84,000.

Section 1081.01(d) of the Puerto Rico Code contains provisions to gradually increase the maximum limits that may be deferred by participants as before-tax cash contributions to a qualified plan as follows:

Years	Amount
Beginning on January 1, 2011	$10,000
Beginning on January 1, 2012	13,000
Beginning on January 1, 2013	15,000

Participant Accounts and Vesting

Each participant's account is credited with the participant's contributions, allocations of the Company's contributions and Plan earnings/(losses). Allocations are based on participant earnings/(losses) or account balances, as defined in the Plan. Participants are immediately vested in the full value of their account (i.e., participant's and Company's matching contributions) other than the RSC. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. At December 31, 2012 and 2011, forfeited nonvested accounts available to reduce future employer contributions totaled approximately $62,000 and $45,000, respectively.

Rollovers into Plan

Participants may elect to roll over one or more account balances from qualified plans.

Investment Options

Non-Participant Directed Funds –

Pfizer Stock	–	This fund invests Company matching contributions in the common stock of Pfizer Inc.
Match Fund
All Plan participants can diversify 100% of their Company matching contributions into any of the other available investment funds at any time after the contributions have been made to their account.

The fund may target a cash position up to 0.25% of the fund balance for purposes of liquidity.

Pfizer Preferred Stock Fund	–
This fund holds investments in the preferred stock of Pfizer Inc. which were allocated to participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico before the merger of that plan into the Pfizer Savings Plan for Employees Resident in Puerto Rico. Dividends paid to the participants’ Pfizer Preferred Stock Fund accounts are substituted for an allocation of Pfizer Inc. common stock.

Participant Directed Funds – Each participant in the Plan elects to have his or her contributions invested in any one or combination of investment funds in the Plan.

The Plan's trust agreement provides that any portion of any of the investment funds may, pending its permanent investment or distribution, be invested in short-term investments.

Eligibility

All employees of the Company who are employed within the Commonwealth of Puerto Rico, except certain employees who are covered by a collective bargaining agreement and have not negotiated to participate in the Plan or are employed by a unit not designated for participation in the Plan, are eligible to enroll in the Plan on their date of hire.

On December 31, 2009, the Pharmacia Savings Plan for Employees Resident in Puerto Rico (Pharmacia Puerto Rico Savings Plan) was merged into the Plan. Participants eligible to participate in or who held balances in the Pharmacia Puerto Rico Savings Plan became eligible to participate in the Plan. Participant balances of the Pharmacia Puerto Rico Savings Plan were transferred into investment options offered by the Plan as of the merger date.

On October 1, 2010, the Wyeth Savings Plan – Puerto Rico was merged into the Plan. Participants eligible to participate in or who held balances in the Wyeth Savings Plan – Puerto Rico became eligible to participate in the Plan. Participant balances of the Wyeth Savings Plan – Puerto Rico were transferred into investment options offered by the Plan as of the merger date.

Effective January 1, 2012, the former participants in the Pharmacia Savings Plan for Employees Resident in Puerto Rico and the Wyeth Savings Plan – Puerto Rico began receiving matching contributions in accordance with the Pfizer match contribution formula instead of the legacy-Pharmacia or legacy-Wyeth matching contribution formula.

Effective January 1, 2012 participants in the Searle Puerto Rico Savings Plan 1165(e), other than those located in Caguas, Puerto Rico, began participating in the Pfizer Savings Plan for Employees Resident in Puerto Rico. Participants located in Caguas remained in the Searle Puerto Rico Savings Plan 1165(e).

Notes Receivable from Participants

Plan participants are permitted to borrow against their account balances. The minimum amount a participant may borrow is $1,000 and the maximum amount is the lesser of 50% of the account balance reduced by any current outstanding loan balance, or $50,000, reduced by the highest outstanding loan balance in the preceding 12 months.

Under the terms of the Plan, loans must be repaid within five years, unless the funds are used to purchase a primary residence. Primary residence loans must be repaid within 15 years. The interest rate on all loans is based on the prime rate plus 1%. Interest rates on outstanding loans ranged from 4.25% to 9.50% at December 31, 2012 and 2011, respectively.

Interest paid by the participant is credited to the participant’s account. Interest income from notes receivable from participants is recorded by the trustee as earned in the non-participant and participant directed funds in the same proportion as the original loan issuance. Repayments may not necessarily be made to the same fund from which the amounts were borrowed. Repayments are credited to the applicable funds based on the participant’s investment elections at the time of repayment.

In the event of termination, participants will have 90 days to repay the loan before the loan is considered taxable to the participant. An additional 10% penalty tax may also apply.

Benefit Payments

Upon separation from service, retirement or disability, a participant is entitled to receive the full value of the account balance in the form of a lump sum distribution. A participant generally may elect to receive his or her account balance at any time up to the later of 13 months after termination or age 65, subject to the provisions of the Plan. In the event of a participant's death, a spouse beneficiary generally may elect an immediate lump sum payment or defer payments until the later of 13 months from the date of death or when the participant would have reached age 65. A non-spouse beneficiary generally may elect an immediate lump sum payment or defer payment until 13 months from the date of the participant's death.

In-Service Withdrawals

Participants in the Plan may make in-service or hardship withdrawals from their account balances subject to the provisions of the Plan.

Plan Termination

The Plan Sponsor and the Parent expect to continue the Plan indefinitely, but reserve the right to amend, suspend or discontinue it in whole or in part at any time by action of the Plan Sponsor's Managers or the Board of Directors of the Parent or the authorized designee(s) of either of them. In the event of termination of the Plan, each participant shall be entitled to the full value of his or her account balance as though he or she had retired as of the date of such termination. No part of the invested assets established pursuant to the Plan will at any time revert to the Company, except as otherwise permitted under ERISA.

2.     Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting. Benefit payments are recorded when paid.  For treatment on Form 5500 of benefits processed and approved for payment prior to December 31st but not yet paid as of that date, refer to Note 9.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statements of net assets available for plan benefits present the fair value of the investment contracts, as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for plan benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, the reported amounts of increases and decreases to net assets during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

Pfizer Inc. common stock is valued at the closing market price on the last business day of the year. Common/collective trust funds (CCT), except for the investment in the T. Rowe Price Stable Value Common Trust Fund, are stated at redemption value as determined by the trustees of such funds based upon the underlying securities stated at fair value. The T. Rowe Price Stable Value Common Trust Fund represents a common/collective trust fund with an underlying investment in guaranteed investment contracts (GICs), synthetic investment contracts (SICs), separate account contracts (SACs) and other similar instruments (collectively, investment contracts). The fixed income fund represents direct investments in GICs. The investment contracts within the T. Rowe Price Stable Value Common Trust Fund, as well as the GICs held directly, are reported at fair value by the issuer insurance companies and banks with an appropriate adjustment to report such contracts at contract value because these investments are fully benefit-responsive. Mutual funds are recorded at fair value based on the closing market prices obtained from national exchanges of the underlying investments of the respective fund as of the last business day of the year. See Note 5 for additional information.

Pfizer Inc. preferred stock provides dividends at the annual rate of 6.25% and is convertible at the holder’s option into 2.57487 shares of Pfizer Inc. common stock. The preferred stock may also be redeemed by Pfizer Inc. at a per-share equivalent stated value of $40.30. Pfizer Inc. preferred stock is valued using the higher of the per-share equivalent stated value of $40.30 or the quoted market price of Pfizer Inc. common stock multiplied by 2.57487 on the last business day of the Plan year (preferred stock share balances maintained by the Plan’s trustee and recordkeeper are on a basis equal to a multiple of 1,000 of the share balance and one-thousandth of the $40,300 stated value). Pfizer Inc. preferred stock was valued at $64.58 and $55.72 at December 31, 2012 and 2011, respectively, based on the closing Pfizer Inc. common stock price of $25.08 and $21.64 on December 31, 2012 and 2011, respectively.

See Note 7 for additional information regarding the fair value of the Plan’s investments.

Notes Receivable from Participants

Notes receivable from participants, which are subject to various interest rates, are recorded at amortized cost.

Risks and Uncertainties

Investment securities, including Pfizer Inc. common and preferred stock, are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in their fair values could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for plan benefits.

Investment Transactions

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

Net Appreciation in Investments

The Plan presents, in the statements of changes in net assets available for plan benefits, the net appreciation in the value of its investments which consists of the realized gains and losses and the unrealized gains and losses on those investments, and the change in contract value of the fund holding investments in GICs and for GICs held directly. Realized gains and losses on sales of investments represent the difference between the net proceeds and the cost of the investments (average cost if less than the entire investment is sold). Unrealized gains and losses on investments represent the change in the difference between the cost of the investments and their fair value at the end of the year.

Adoption of New Accounting Standard

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, which is an amendment to the guidelines on the measurement and disclosure of fair value that is consistent between U.S. GAAP and International Financial Reporting Standards. The adoption of this new standard did not have a significant impact on the Plan’s financial statements.

3.    Tax Status

The Puerto Rico Department of Treasury has determined and informed the Plan Sponsor by letter dated May 28, 2008 that the Plan and related trust are designed in accordance with the applicable sections of the Puerto Rico Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan Sponsor's counsel believe that the Plan is designed and is currently being operated in compliance with all of the applicable requirements of the Puerto Rico Code. Accordingly, no provision has been made for Puerto Rico income taxes in the accompanying financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico Department of the Treasury. The Plan Sponsor’s tax division and the Plan Sponsor’s counsel have confirmed that there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is generally no longer subject to income tax examinations for years prior to 2009.

Contributions made to the Plan by the Company, including pre-tax contributions made on the participants' behalf and any appreciation on all funds in the participants' accounts, are not taxable to the participants under current Puerto Rico income tax law while these amounts remain in the Plan and the Plan maintains its qualified status.

4.     Investments

The fair value of individual investments that represented 5% or more of the Plan's net assets available for plan benefits were as follows:

	December 31,
(thousands of dollars)	2012	2011

Pfizer Inc. common stock*	$54,778	$43,820
T. Rowe Price Stable Value Common Trust Fund, at contract value	57,106	51,313
Northern Trust S&P 500 Equity Index Fund	16,105	14,463

*
Includes 1,026,993 non-participant directed shares and 1,157,124 participant directed shares at December 31, 2012 and 886,450 non-participant directed shares and 1,138,486 participant directed shares at December 31, 2011.

The Plan's investments (including gains and losses on investments sold, as well as held during the year) appreciated/(depreciated) in value as follows:

	Year Ended December 31,
(thousands of dollars)	2012	2011

Net appreciation/(depreciation) in investments:
Pfizer Inc. common stock	$7,311	$8,536
Pfizer Inc. preferred stock	373	522
Mutual funds	6,372	(2,792)
Common/collective trust funds	3,398	1,005
	$17,454	$7,271

5.      Investment Contracts

The T. Rowe Price Stable Value Fund consists primarily of fully benefit-responsive GICs held directly in the T. Rowe Price Fixed Income Fund and GICs, SICs and SACs within the T. Rowe Price Stable Value Common Trust Fund, which is a collective trust fund that invests primarily in fully benefit-responsive contracts. The contract value of the investment contracts represents contributions made under the contract and related earnings offset by participant withdrawals. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

At December 31, 2012 and 2011, the Plan held GICs directly with insurance companies with a contract value of approximately $12 million and $18 million, respectively. The average portfolio yields for the years ended December 31, 2012 and 2011 were approximately 5.22% and 5.00%, respectively. The crediting interest rates for the years ended December 31, 2012 and 2011 were approximately 5.65% and 5.60%, respectively.

At December 31, 2012 and 2011, the contract value of the Plan’s investments in the T. Rowe Price Stable Value Common Trust Fund was approximately $57 million and $51 million, respectively. The average portfolio yields for the years ended December 31, 2012 and 2011 for the T. Rowe Price Stable Value Common Trust Fund were approximately 2.36% and 2.69%, respectively. The crediting interest rates for the years ended December 31, 2012 and 2011 were approximately 2.45% and 2.97%, respectively.

Traditional investment contracts, such as GICs, provide for a fixed return on principal invested for a specified period of time. The issuer of a traditional contract is a financially responsible counterparty, typically an insurance company, bank, or other financial services institution. The issuer accepts a deposit from a benefit plan or collective trust fund and purchases investments, which are held by the issuer. The issuer is contractually obligated to repay principal and interest at the stated coupon rate to the plan or collective trust fund, and guarantees liquidity at contract value prior to maturity for routine permitted participant-initiated withdrawals from a stable value fund that holds these investment contracts. "Permitted participant-initiated withdrawals" mean withdrawals from the stable value fund which directly result from participant transactions which are allowed by a benefit plan, such as participant withdrawals for benefits, loans, or transfers to other funds or trusts within the benefit plan. In contrast to traditional investment contracts, the investments underlying a synthetic structure are owned by the Plan. SICs consist of a portfolio of underlying assets owned by a benefit plan and a wrap contract issued by a financially responsible third party, typically an insurance company, bank or other financial services institution. The issuer of the wrap contract provides for unscheduled withdrawals from the contract at contract value, regardless of the value of the underlying assets, in order to fund routine permitted participant-initiated withdrawals from a stable value fund.  SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero.

SACs share certain attributes of both traditional and synthetic investment contracts. A SAC is a contract with a financially responsible counterparty, typically an insurance company. The issuer guarantees liquidity at contract value for permitted participant-initiated withdrawals from the collective trust fund and provides for a variable crediting rate, not less than zero, based on performance of an underlying portfolio of investments. The issuer accepts a deposit of cash and/or securities from the collective trust fund to create the underlying fixed income portfolio. The underlying portfolio holdings are owned by the issuer but are required to be segregated in a separate account and are designed to be protected from the claims of the issuer’s general creditors in the event of issuer insolvency. As with a SIC, to the extent the portfolio underlying a SAC is insufficient to cover payment obligations under the contract, the issuer is contractually obligated to make such payments in full. The SAC provides that gains and losses on the underlying portfolio accrue to the benefit of the trust.  SACs have no stated maturity but may be discontinued by either party subject to any notice period under the terms of the SAC.

The crediting rate is based, in part, on the relationship between the contract value and the market value of the underlying assets, as well as previously realized gains and losses on underlying assets. The crediting rate will generally reflect, over time, movements in prevailing interest rates. However, at times the crediting rate may be more or less than prevailing rates or the actual income earned on the underlying assets. In most cases, realized and unrealized gains and losses on the underlying investments are not reflected immediately in the net assets of a stable value fund, but rather are amortized either over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

The existence of certain conditions can limit a benefit plan's or collective trust fund’s ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of a benefit plan or collective trust which causes a withdrawal from an investment contract may result in a contract value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the plan or collective trust fund, tax disqualification, certain plan or trust amendments if issuers' consent is not obtained, improper communications to participants, group terminations, group layoffs, early retirement programs, mergers, sales, spin-offs, and bankruptcy.

In addition to the limitations noted above, issuers of investment contracts have certain rights to terminate a contract and settle at an amount which differs from contract value. For example, certain breaches by a benefit plan or the investment manager of their obligations, representations, or warranties under the terms of an investment contract can result in its termination at market value, which may differ from contract value. Investment contracts may also provide for termination with no payment obligation from the issuer if the performance of the contract constitutes a prohibited transaction under ERISA or other applicable law.  SICs and SACs may also provide issuers with the right to reduce contract value in the event an underlying security suffers a credit event or terminate the contract in the event certain investment guidelines are materially breached and not cured.

6.     Non-Participant Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the non-participant directed investments in the Pfizer Stock Match Fund and the Pfizer Preferred Stock Fund is as follows:

	As of December 31,
(thousands of dollars)	2012	2011

Net assets:
Investments, at fair value:
Pfizer Inc. common stock	$25,757	$19,183
Pfizer Inc. preferred stock	2,626	2,497
Common/collective trust funds	265	247
Total investments	28,648	21,927
Receivables:
Securities sold and other	29	--
Liabilities:
Payable for securities purchased and other	(213)	(80)

Net assets available for plan benefits	$28,464	$21,847

	Year Ended December 31,
(thousands of dollars)	2012	2011

Changes in net assets:
Investment income:
Net appreciation in investments	$3,736	$4,163
Pfizer Inc. common stock dividends	843	698
Pfizer Inc. preferred stock dividends	108	125
Interest and dividend income from other investments	22	22
Total investment income	4,709	5,008

Contributions and other:
Company contributions	6,576	2,723
Benefits paid to participants	(3,205)	(2,636)
Loan transaction transfers, net	-	105
Transfers to participant directed investments	(1,463)	(1,477)
Total contributions and other	1,908	(1,285)
Net increase	6,617	3,723

Net assets available for plan benefits:
Beginning of year	21,847	18,124
End of year	$28,464	$21,847

7.     Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. There are three levels of inputs to fair value measurements - Level 1 meaning the use of quoted prices for identical instruments in active markets; Level 2 meaning the use of quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active or are directly or indirectly observable; and Level 3 meaning the use of unobservable inputs.

See Note 2. Summary of Significant Accounting Policies: Investment Valuation for information regarding the methods used to determine the fair value of the Plan’s investments. These methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012 and 2011.

(thousands of dollars)	Investments at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common/collective trusts:
Fixed income	$-	$60,312	$-	$60,312
Index	-	33,500	-	33,500
	-	93,812	-	93,812
Mutual funds:
Balanced	5,437	-	-	5,437
Growth	17,443	-	-	17,443
International	11,308	-	-	11,308
Value	2,718	-	-	2,718
Retirement target date	14,903	-	-	14,903
	51,809	-	-	51,809
Pfizer Inc. common stock	54,778	-	-	54,778
Pfizer Inc. preferred stock	-	2,626	-	2,626
Guaranteed investment contracts	-	12,385	-	12,385

Total investments at fair value	$106,587	$108,823	$-	$215,410

(thousands of dollars)	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common/collective trusts:
Fixed income	$-	$53,803	$-	$53,803
Index	-	28,993	-	28,993
	-	82,796	-	82,796
Mutual funds:
Balanced	5,010	-	-	5,010
Growth	15,534	-	-	15,534
International	10,155	-	-	10,155
Value	2,386	-	-	2,386
Retirement target date	11,706	-	-	11,706
	44,791	-	-	44,791
Pfizer Inc. common stock	43,820	-	-	43,820
Pfizer Inc. preferred stock	-	2,497	-	2,497
Guaranteed investment contracts	-	19,623	-	19,623
Total investments at fair value	$88,611	$104,916	$-	$193,527

8.     Related-Party Transactions

The trustee of the Plan, Banco Popular de Puerto Rico, and the custodian of the Plan, Northern Trust Company, manage investments in their sponsored funds and, therefore, each is deemed a party-in-interest and a related party. The Plan also invests in shares of the Parent; therefore, these transactions qualify as party-in-interest transactions.

9.     Reconciliation of Financial Statements to Form 5500

Amounts allocated to withdrawing participants are recorded as benefits paid on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31st but not yet paid as of that date. Deemed distributions, representing withdrawing participants with outstanding loan balances for which no post-default payment activity has occurred, are not reported on Form 5500 in net assets available for plan benefits. Also, investments in the T. Rowe Price Stable Value Fund are reported on Form 5500 at fair value, whereas the net assets available for plan benefits in the financial statements report such investments at contract value.

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Plan's Form 5500 filed for 2011 and expected to be filed for 2012.

	December 31,
(thousands of dollars)	2012	2011

Net assets available for plan benefits per the financial statements	$222,000	$201,446
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund investments from contract value to fair value	3,083	3,216
Amounts allocated to withdrawing participants	(191)	(9)
Deemed distributions	(239)	(248)
Net assets available for plan benefits per Form 5500	$224,653	$204,405

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2012	2011

Benefits paid to participants per the financial statements	$23,030	$27,972
Amounts allocated to withdrawing participants and deemed distributions at end of year	430	257
Amounts allocated to withdrawing participants and deemed distributions at beginning of year	(257)	(216)
Benefits paid to participants per Form 5500	$23,203	$28,013

The following is a reconciliation of net appreciation in investments per the financial statements to the Form 5500:

	Year Ended December 31,
(thousands of dollars)	2012	2011

Net appreciation in investments per the financial statements	$17,454	$7,271
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund investments from contract value to fair value at end of year	3,083	3,216
Adjustment of T. Rowe Price Stable Value Common Trust Fund and T. Rowe Price Fixed Income Fund investments from contract value to fair value at beginning of year	(3,216)	(3,756)
Net appreciation in investments per Form 5500	$17,321	$6,731

10.     Subsequent Events

In February 2013, the Plan Sponsor completed an initial public offering of approximately 19.8% of Zoetis Inc. common stock. On June 24, 2013, the split-off of the remaining interest in Zoetis common stock was completed via an exchange offer, in which Plan participants holding Pfizer common stock units within the Plan were offered the opportunity to exchange all or a portion of their Pfizer common stock units held in the Plan for units of Zoetis common stock under a new Zoetis Stock Fund within the Plan. It is expected that the Zoetis Stock Fund will only exist under the Plan for one year, during which time participants will be able to transfer their account balances to any of the investment options available under the Plan. After the final transfer date, the Zoetis Stock Fund will be eliminated and participants’ balances in the Zoetis Stock Fund will be sold and the proceeds will be transferred within participants’ accounts to the Savings Plan Qualified Default Investment Alternative fund, which is generally the Vanguard Target Trust Plus Fund for the participant’s expected retirement age.

In July 2013, the Plan balances of Zoetis colleagues are expected to be transferred into the Zoetis Savings Plan at which time the Zoetis colleagues will cease to be participants in the Plan.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
As of December 31, 2012
(thousands of dollars)

(a)	(b)	(c)	(c)	(c)	(c)	(d)	(e)
			Rate		Number of
	Identity of Issuer, Borrower, Lessor,	Description of	of	Maturity	Shares or		Current
	or Similar Party	Investment	Interest	Date	Units	Cost	Value

*	Pfizer Inc. Common Stock	Common stock			2,184,117	$43,119	$54,778

*	Pfizer Inc. Preferred Stock	Preferred stock			40,659	1,637	2,626

*	NTGI – QM Collective Daily S&P 500 Equity
	Index Fund – Lending*	Collective trust fund			3,672	12,549	16,105
*	NTGI – QM Collective Daily Russell 2000 Index
	Fund – Lending*	Collective trust fund			2,366	2,198	2,602
	BlackRock US TIPS Fund K	Collective trust fund			442,482	5,662	6,142
	BlackRock US Debt Index Fund K	Collective trust fund			280,793	7,971	8,651
	T. Rowe Price Stable Value Common Trust Fund	Collective trust fund			57,165,547	57,106	59,560
	NTGI – Collective Government Short-Term
	Investment Fund*	Collective trust fund			751,881	752	752
	Total common/collective trust funds					86,238	93,812

	Dodge & Cox International Stock Fund	Mutual fund			220,593	6,975	7,641
	Eaton Vance Large Cap Value Fund	Mutual fund			139,050	2,470	2,718
	Fidelity Mid Cap Stock Fund	Mutual fund			228,717	6,736	6,713
	Fidelity Growth Company Fund	Mutual fund			96,279	9,215	8,981
	Fidelity Low Price Stock Fund	Mutual fund			137,738	5,406	5,437
	Oppenheimer Developing Markets Fund Y	Mutual fund			105,138	3,378	3,667
	T. Rowe Price Small Cap Fund	Mutual fund			51,391	1,756	1,749
	Vanguard Target Retirement Income Fund	Mutual fund			213,528	2,546	2,603
	Vanguard Target Retirement 2015 Fund	Mutual fund			27,991	370	375
	Vanguard Target Retirement 2020 Fund	Mutual fund			142,489	3,149	3,396
	Vanguard Target Retirement 2025 Fund	Mutual fund			8,474	112	115
	Vanguard Target Retirement 2030 Fund	Mutual fund			223,267	4,731	5,220
	Vanguard Target Retirement 2035 Fund	Mutual fund			21,217	293	299
	Vanguard Target Retirement 2040 Fund	Mutual fund			122,848	2,542	2,848
	Vanguard Target Retirement 2045 Fund	Mutual fund			2,682	38	39
	Vanguard Target Retirement 2050 Fund	Mutual fund			194	4	4
	Vanguard Target Retirement 2055 Fund	Mutual fund			177	4	4
	Total mutual funds					49,725	51,809

	T.Rowe Price Fixed Income Fund - Guaranteed Investment Contracts:
	Metropolitan Life Insurance., Contract #29934	Guaranteed investment contract	5.90%	6/15/2014	2,613,394	2,613	2,815
	Principal Life Insurance, Contract #7-05285-4	Guaranteed investment contract	5.07%	12/15/2013	2,587,190	2,587	2,698
	Prudential Life Insurance, Contract #GA 62087-213	Guaranteed investment contract	5.87%	6/15/2014	3,342,503	3,343	3,421
	Prudential Life Insurance, Contract #GA 62087-214	Guaranteed investment contract	5.68%	6/16/2014	3,213,603	3,213	3,451
	Total fixed income fund					11,756	12,385

*	Notes receivable from participants (2,115 loans)	Interest Rate: 4.25% - 9.50%					9,802
		Maturity Date: 2013 - 2025

	Total						$225,212
	* Party-in-interest as defined by ERISA

	See accompanying report of independent registered public accounting firm.

PFIZER SAVINGS PLAN
FOR EMPLOYEES RESIDENT IN PUERTO RICO
SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
Year ended December 31, 2012
(thousands of dollars)

					(h)
					Current
					value of
(a)	(b)	(c)	(d)	(g)	asset on	(i)
Identity of	Description	Purchase	Selling	Cost	transaction	Net gain/
party involved	of asset	price	price	of asset	date	(loss)

Fidelity Growth Company Fund	Mutual Fund shares – 84 purchases	$1,293	$-	$1,293	$1,293	$-

Fidelity Growth Company Fund	Mutual Fund shares– 144 sales	-	10,710	8,735	10,710	1,975

T. Rowe Price Stable Value Fund	Common / Collective Trust (CCT) shares – 107 purchases	19,098	-	19,098	19,098	-

T. Rowe Price Stable Value Fund	CCT shares– 159 sales	-	13,630	13,630	13,630	-

NTGI Collective Government Short-Term Investment Fund*	CCT shares – 399 purchases	22,792	-	22,792	22,792	-

NTGI Collective Government Short-Term Investment Fund*	CCT shares– 337 sales	-	22,578	22,578	22,578	-

Pfizer Inc.*	Common stock – 90 purchases	10,022	-	10,022	10,022	-

Pfizer Inc.*	Common stock – 134 sales	-	6,570	5,478	6,570	1,092

Pfizer Puerto Rico Participant Loan Asset*	229 purchases	5,538	-	5,538	5,538	-

Pfizer Puerto Rico Participant Loan Asset*	270 sales	-	6,442	6,442	6,442	-

* Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

PFIZER SAVINGS PLAN FOR EMPLOYEES RESIDENT IN PUERTO RICO

By: /s/ Brian McMahon

Brian McMahon
Member, Savings Plan Committee

Date: June 26, 2013